MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

May 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form S-1/A-2 Filed May 20, 2019

File No. 333-229030

Your Correspondence dated February 22, 2019

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of comments from the Commission, after filing its Form S-1/A-1 on May 3, 2019, and further review of the Commission’s February 22, 2019 correspondence. The Company is filing, concurrently with this correspondence, its Form S-1/A-2, addressing your February 22, 2019 comments, and recent follow up comments from Mr. Gabor. The specific comments below are numbered to correspond to your February 22 comment letter and reference the applicable portions of the Form S-1/A-2, filed May 22, 2019.

Form S-1 Filed December 27, 2018

Executive Compensation, page 55

1.       Please update Executive Compensation information for the most recent fiscal year end. Refer to Regulation S-K, Compliance and Disclosure Interpretation Question 117.05 for guidance.

Response: Please see the updated Executive Compensation Table for the fiscal year ended December 31, 2018, found on page 50.

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Signatures, page 83

2.       Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form S-1.

Response: Please see the revised signature page included in the Form S-1/A-2 on page 82.

Interim Financial Statements, page F-1

3. Please update your financial statements for the most recently completed fiscal year.

Response: Please find the audited financial statements for the year ended December 31, 2018 in the Form S-1/A-2.

4. In light of your significant cash outlays, debt obligations, impairments, losses on equity investments, and gain on cancellation of debt related to your various interests reported in both your Investments and Short-term Investments line items, please address the following regarding these investments:

• Revise your investment footnotes to provide a separate tabular rollforward for each of the periods presented in your next amendment that reconciles to the amounts presented on your Balance Sheet and Statements of Operations.

• Provide us with a separate quarterly rollforward, from inception of each investment to latest balance sheet date to be included in your next amendment, of the activities for each of the above mentioned line items.

Response: Please find the tabular rollforward for investment activity quarter to quarter from Inception on page 45.

5. You disclose here that you have only one operating segment. However, on page 32 to disclose that you offer business consulting and bookkeeping services in addition to your product sales. Please provide us the following:

• Tell us how you considered the disclosure requirements of ASC 280-10-50-40.

Response:       The Company’s and bookkeeping services is a segment of the business that has not generated any services. The Company intends to launch this service offering, but as of the date of this filing, this service line is not operational, but rather in the development stage. Accordingly, no revenue has been generated since the inception of the company for any of these services. This standards states that "a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so." We have not generated any revenue from external customers.

• Tell us the separate amounts of business consulting, bookkeeping, and any other types of services offered during 2017 and 2018.

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Response: The Company has not provided any consulting, bookkeeping and other types of services that have generated reportable revenue as of 2017 and 2018. Consequently, the Company did not apply the reporting standards set forth in ASC 280-10-50-40 for separate segment disclosure by revenue category.

• Tell us the various types/streams of product revenue reported during 2017 and 2018, and explain how you determined they were similar for purposes of this guidance.

Response: The company only generated revenue from product sales of hempSMART™ products in 2017 and 2018. Thus, the reporting standards of ASC 280-10-50-40 are not applicable for these years.

Annual Financial Statements Note 1 - Significant Accounting Policies Stock Based Compensation, page F-29

6. Revise your policy footnote to more clearly disclose how you determined the fair value of your equity for purposes of stock based compensation. Revise to clarify whether you used the trading price of your stock and whether any adjustments were made to the trading price in determining the fair value of the award. If adjustments were made to the trading price, disclose the reasons for and nature of the adjustments, and tell us the amount of such adjustments.

Response: Please find the updated disclosure on how the Company determined the fair value of its equity for purposes of stock compensation on page F-8.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer

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